MARTIN SNOW, LLP

ATTORNEYS AT LAW

240 THIRD STREET

POST OFFICE BOX 1606

MACON, GEORGIA 31202-1606

TELEPHONE 478/749-1700

TELECOPIER 478/743-4204

WRITER’S DIRECT DIAL : 478/749-1708

E-MAIL: mmsmith@martinsnow.com

WENDELL L. BOWDEN

EDWARD J. HARRELL

JOHN C. EDWARDS

J. KENNETH WALKER

ROBERT R. GUNN, II

JOHN T. McGOLDRICK, JR.

CUBBEDGE SNOW, III

WILLIAM H. LARSEN

JOHN C. DANIEL, III

T. BARON GIBSON, II

CRAWFORD B. EDWARDS, JR.

MICHAEL M. SMITH

LISA M. EDWARDS

BLAIR K. CLEVELAND

THOMAS PETER ALLEN III

K. AMBER DUFF

MICHAEL N. WHITE

H. DAVID BULLARD

RICHARD A. EPPS, JR.

ROSS S. SCHELL

J. SLADE EDWARDS

JENNY S. MARTIN

KATHERINE WARD BEALL

    OF COUNSEL

REMER C. DANIEL

EDWARD L. LONG, JR.

        EMERITUS

T. BALDWIN MARTIN, JR.

CUBBEDGE SNOW, JR.

December 10, 2004

VIA FEDERAL EXPRESS

Mr. Michael Pressman

Division of Corporation Finance

U. S. Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549-0303

RE:	West Metro Financial Corporation, Inc. Schedule 13E-3, File No. 5-80090 and Preliminary Schedule 14A, as amended, File No. 333-67494

Dear Mr. Pressman:

Enclosed please find Amendment No. 2 to Schedule 13E-3 and Amendment No. 3 to Preliminary Schedule 14A of West Metro Financial Services, Inc. which includes revisions in response to your comment letter dated December 6, 2004. I have enclosed a “black-lined” version for your use to review the changes in addition to the “R” tagged and “clean” copies filed on the Edgar system. The following is a brief description and explanation of the revisions corresponding to each of the numbered comments in your letter.

SCHEDULE 13E-3

1.	Please see the attached revised acknowledgment as requested.

SCHEDULE 14A

2.	Special factors, page 10/Background to the Merger. The requested disclosures have been made on pages 10 and 11.

3.	Fairness Determination by Filing Persons, page 19. The requested disclosure has been made on pages 16 and 17.

Page Two

Mr. Michael Pressman

December 10, 2004

If there is any further questions or necessary documentation, please contact me at (478) 749-1709 or the email address listed above.

Sincerely,

/s/ Michael N. White
MICHAEL N. WHITE
Attorney for West Metro Financial Services, Inc.

MNW:ps

STATEMENT OF ACKNOWLEDGMENT

OF THE FILING PERSONS, WEST METRO FINANCIAL

SERVICES, INC. AND WEST METRO FACILITATION, INC.

The undersigned individuals, West Metro Financial Services, Inc. and West Metro Facilitation, Inc. (hereinafter the “Filing Persons” and the “Company”) hereby acknowledges to the United States Securities and Exchange Commission in connection with the filing of their Schedule 13E-3 and Schedule 14A, and all amendments thereto, the following:

1.	the Filing Persons and the Company are responsible for the adequacy and accuracy of the disclosure in the filings;

2.	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Filing Persons and the Company may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WEST METRO FINANCIAL SERVICES, INC.

By:	/s/ J. Michael Womble
J. Michael Womble, President and
Chief Executive Officer

WEST METRO FACILITATION, INC.

By:	/s/ J. Michael Womble
J. Michael Womble, President

FILING PERSONS

By:	/s/ J. Michael Womble
J. Michael Womble

By:	/s/ Johnny L. Blandenship
Johnny L. Blandenship

By:	/s/ William A. Carruth, Jr.
William A. Carruth, Jr.

By:	/s/ Harold T. Echols
Harold T. Echols

By:	/s/ John F. Hall
John F. Hall

By:	/s/ Kathy Hulsey
Kathy Hulsey

By:	/s/ G. Wayne Kirby
G. Wayne Kirby

By:	/s/ Claude K. Rainwater
Claude K. Rainwater

By:	/s/ James C. Scott, Jr.
James C. Scott, Jr.

By:	/s/ Joey Tidwell
Joey Tidwell